SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 6)*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Recreational Enterprises, Inc.

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah R. Conrad

Milbank LLP

2029 Century Park East, Floor 33

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Recreational Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,604,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,604,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,604,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.06% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Calculated based on a total of 77,796,891 shares of common stock (“Common Stock”) of Eldorado Resorts, Inc. (“ERI” or “Issuer”) outstanding as of February 24, 2020, according to information filed by the Issuer on February 28, 2020.

SCHEDULE 13D

CUSIP No. 28470R102

1	NAME OF REPORTING PERSON Donald L. Carano Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,604,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,604,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,604,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.06% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Calculated based on a total 77,796,891 shares of Common Stock outstanding as of February 24, 2020, according to information filed by the Issuer on February 28, 2020.

Item 1. Security and Issuer

Recreational Enterprises, Inc., a Nevada corporation (“REI”), Donald L. Carano Family Trust (the “Trust” and, together with REI, the “Reporting Persons”) and Donald L. Carano initially filed this Schedule 13D on September 19, 2014, as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2016, Amendment No. 2 to Schedule 13D filed on October 13, 2017, Amendment No. 3 to Schedule 13D filed on November 20, 2017, Amendment No. 4 to Schedule 13D filed on June 24, 2019 and Amendment No. 5 to Schedule 13D filed on March 17, 2020 (collectively, the “Schedule 13D”). The purpose of this Amendment No. 6 is to amend and supplement the Schedule 13D with respect to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the Schedule 13D incorporated herein by this reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

As previously disclosed, on March 17, 2020, 2,354,000 of REI’s pledged shares of Common Stock under a margin loan agreement with a third party commercial bank were sold for an average price of $11.674 per share to satisfy, in part, a margin call under the margin loan.

On March 18, 2020, 171,542 pledged shares of Common Stock were sold for an average price of $6.9674 per share on the open market by the third party commercial bank to satisfy the remaining margin call under the margin loan. These sales satisfied REI’s obligations under the margin loan in full. As a result, no shares of Common Stock owned by the Reporting Persons are pledged as collateral.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read as follows:

(a) and (b) As of the date hereof, REI owns beneficially 8,604,325 shares of Common Stock, representing approximately 11.06% of the outstanding Common Stock of the Issuer (based on a total of 77,796,891 shares of Common Stock outstanding as of February 24, 2020, according to information filed by ERI on February 28, 2020).

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 8,604,325 shares of Common Stock owned beneficially by REI, representing approximately 11.06% of the outstanding Common Stock of the Issuer.

(c) Except as described in Item 4 above, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d) To the extent that REI determines to make a dividend, including from the proceeds of the sale of shares of Common Stock owned directly by REI, the Trust and the other shareholders of REI have the right to receive a portion of such dividends based on their percentage ownership of REI.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following supplemental information:

REI has satisfied its obligations in full under the margin loan agreement with a third party commercial bank, as described more fully in Item 4. As a result, no shares of Common Stock owned by the Reporting Persons are pledged as collateral.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2020

Recreational Enterprises, Inc.

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Vice President & Director

Donald L. Carano Family Trust

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Trustee

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